UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐ TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number:1-7626

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

/s/ Ernst and Young, LLP

Milwaukee, Wisconsin
June 13, 2011

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments at fair value – Interest in Sensient Technologies Corporation Master Trust	$50,716,812	$41,667,403

Contributions receivable from Sensient Technologies Corporation	470,267	802,359

Net assets available for benefits at fair value	51,187,079	42,469,762

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(35,987)	98,562

Net assets available for benefits	$51,151,092	$42,568,324

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR
THE YEAR ENDED DECEMBER 31, 2010

2010
ADDITIONS:
Sensient Technologies Corporation contributions	$470,267
DEDUCTIONS:
Withdrawals and distributions	(5,868,385)

Investment income – Equity in net income of Sensient Technologies Corporation Master Trust	13,980,886
Net increase	8,582,768
Net assets available for benefits:
Beginning of year	42,568,324

End of year	$51,151,092

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note A - Description of the Plan:

The following description of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all domestic employees of Sensient Technologies Corporation (the Company) eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA).

The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors.  Participant contributions are not permitted under the Plan. Effective January 1, 2010, the Plan was amended to allow participants to elect an in-service withdrawal on or after attaining age 59 ½. Effective January 1, 2007, the Plan was amended such that the Company contributions for Plan years on or after January 1, 2007 become vested after three years of credited service with the Company, or upon termination due to death or disability. Company contributions made for Plan years beginning prior to January 1, 2007 continue to become vested after five years of credited service with the Company, or upon termination due to death or disability.  Company contributions to the plan were $470,267 for the year ended December 31, 2010, which included non-cash contributions of Company stock of $422,746.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee) which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in a trust fund that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Plan assets are invested primarily in common stock of the Company and in mutual funds.  Participants have the option to receive dividends on the Company’s common stock in the form of cash.  Company contributions are invested in the Company common stock unless the participant meets the following age and service requirements and has elected to have a portion of their account invested in other funds.  At age 35 with 5 years of service, participants may elect to have a portion of their account invested in the Managed Income Portfolio, Balanced Fund or Spartan 500 Index. Assets of the Managed Income Portfolio, a common collective trust fund of the Fidelity Trust Group, are invested primarily in Treasury bills and notes, certificates of deposit, and other fixed income securities. Assets of the Balanced Fund are invested primarily in common stocks, preferred stocks, and bonds.  Assets of the Spartan 500 Index are invested primarily in S&P 500 company stocks to attempt to match the S&P 500 performance.  Participants may revise their investment allocations daily. Participants that have account balances in the Managed Income Portfolio are permitted to redeem funds on any business day; however the Plan is required to provide a one year redemption notice to liquidate its entire share in the Managed Income Portfolio.

The Plan does not allow participants to borrow funds from their account.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note A – (continued):

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions.  Forfeitures available to reduce the Company contribution were $409,310 at December 31, 2010.

Individual accounts are maintained by the Trustee for each Plan participant.  Each participant’s account is credited with the Company’s contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested.

Note B - Accounting Policies:

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

Administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in the Accounting Standards Codification (ASC), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Managed Income Portfolio consists of benefit responsive investment contracts. As required by the ASC, the statement of net assets available for benefits presents the fair value of the investment in the Managed Income Portfolio as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan's interest in the Managed Income Portfolio is based on information reported by Fidelity at year-end.  The contract value of the Managed Income Portfolio represents contributions plus earnings, less participant withdrawals and administrative expenses.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended certain of the disclosures required under Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note B – (continued):

fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Note C – Sensient Technologies Corporation Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Savings Plan.  Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes.  Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value.  Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.

The fair value of the net assets of the Master Trust as of December 31, 2010 and 2009 is as follows:

	2010	2009

Sensient Technologies Corporation common stock*	$61,469,281	$47,406,923
Mutual funds	80,923,148	73,185,248
Common collective trust fund	15,664,258	16,710,801

Net assets in Master Trust at fair value	158,056,687	137,302,972

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(127,365)	310,740

Net assets in Master Trust	$157,929,322	$137,613,712

Plan’s investment in Master Trust as a percent of total	32.09%	30.35%
*Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note C – (continued):

The net income of the Master Trust for the year ended December 31, 2010 is as follows:

2010

Dividends on Sensient Technologies Corporation common stock*	$1,271,247
Interest and other dividends	1,264,095
Net appreciation of investments based on quoted market prices	27,807,217

Net income of Master Trust	$30,342,559
Plan’s equity in net income of the Master Trust	$13,980,886

*Party-in-interest

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

During the year ended December 31, 2010, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2010

Sensient Technologies Corporation common stock*	$18,095,482
Mutual funds and Common collective trust fund	9,711,735

Net appreciation in fair value of investments – Master Trust	$27,807,217

*Party-in-interest

  Note D - Non-participant Directed Investments of the Plan:

The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation common stock.  Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments.  Information about

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

  Note D – (continued):

the net assets and the significant components of the changes in net assets relating to non-participant directed net assets is as follows:

	2010	2009
Non-participant directed net assets:
Sensient Technologies Corporation Common stock*	$43,418,356	$33,174,315

Contributions receivable from Sensient Technologies Corporation	422,746	752,901
Non-participant directed net assets	$43,841,102	$33,927,216

	2010
Changes in Non-participant directed net assets:
Contributions	$422,746
Dividends	876,585
Net appreciation	12,686,319
Withdrawals and distributions	(3,201,322)
Transfers from participant directed investments	(870,442)
	$9,913,886
*Party-in-interest

  Note E – Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of tax position are recognized when the position is more likely than not, based on the technical merits, to be sustains upon examination by the IRS.  The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain position taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note F – Benefits Payable:

As of December 31, 2010 and 2009, the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note G – Parties-in-Interest:

Certain Plan investments are managed and issued by the Trustee, the custodian of the Plan’s investment assets, and therefore, some transactions qualify as party-in-interest transactions.  The Company pays fees to the Trustee for investment management, recordkeeping, and other administrative services. Fees paid by the Plan were $4,745 for the year ended December 31, 2010.

Note H – Fair Value Measurements:

As of December 31, 2010 and 2009, the Plan’s only assets and liabilities subject to ASC 820 are Sensient Technologies Corporation common stock, mutual fund investments and a common collective trust fund held by the Master Trust. The fair value of Sensient Technologies Corporation common stock and mutual funds are based on December 31, 2010 market quotes (Level 1 inputs). The fair value of the common collective trust fund is based on the fair value of the underlying investment contracts minus its liabilities as reported by Fidelity (Level 2 inputs).

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2010 and 2009:

December 31, 2010	Level 1	Level 2	Total

Sensient Technologies
Corporation Common Stock *	$61,469,281	$-	$61,469,281

Mutual Funds:
Equity	42,973,128	-	42,973,128
Balanced / Life cycle	25,444,023	-	25,444,023
Bond	4,788,069	-	4,788,069
International	4,427,457	-	4,427,457
Money market	3,290,471	-	3,290,471

Common collective trust fund	-	15,664,258	15,664,258

Total assets at fair value	$142,392,429	$15,664,258	$158,056,687

December 31, 2009	Level 1	Level 2	Total

Sensient Technologies
Corporation Common Stock *	$47,406,923	$-	$47,406,923

Mutual Funds:
Equity	38,338,672	-	38,338,672
Balanced / Life cycle	22,060,386	-	22,060,386
Bond	4,448,251	-	4,448,251
International	4,554,988	-	4,554,988
Money market	3,782,951	-	3,782,951

Common collective trust fund	-	16,710,801	16,710,801

Total assets at fair value	$120,592,171	$16,710,801	$137,302,972
* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 13, 2011	By: /S/ John L. Hammond
Name:John L. Hammond
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm